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                                                                   EXHIBIT 10.29

                               RENO ENERGY, LLC


July 15, 1996

Mr. Richard Nelson
President
NRG Power, LLC.
515 N. Flagler Drive, Suite 202
West Palm Beach, Florida 33401

Dear Richard:

On behalf of Reno Energy, LLC ("Reno Energy") I am pleased to offer NRG Power, LLC ("NRG") an opportunity to participate in what I believe will become one of the largest utilities in the State of Nevada. Reno Energy was formed to sell hot water to commercial, industrial and residential customers who are located in and around Reno, Nevada. The hot water will be delivered to its customers through an underground closed-loop piping system which would be heated by geothermal energy. The hot water would be used by these customers for many purposes which would reduce or eliminate the customers need to purchase natural gas or electricity.

Reno Energy can purchase, at market price, hot Geothermal brine from one or more entities which control hot and commercially viable geothermal resources at the Steamboat Known Geothermal Resource Known Area ("KGRA") which is located approximately 10 miles south of Reno. One of those entities is Far West Capital, Inc. ("FWC"). FWC and its affiliates control several hundred acres of commercially producing geothermal resources at the Steamboat KGRA. Such entities have sold electrical power to the local utility for almost 10 years. Presently these power plants produce a total of over 300,000,000 kilowatts per year. Hot geothermal brine could be purchased from FWC to heat Reno Energy's closed loop system.

I believe that Reno Energy will be able to offer its customers reliable energy from geothermally heated water for about 60 - 70 percent of the customers present cost of energy from natural gas or electricity. I have furnished you a report that was produced by the University of Nevada at Reno. It concludes that a geothermal heating district (the "Project") would be viable in Reno, Nevada. The report predicts that the annual revenues from such a district would exceed $14 million for only the first stage of development. Our first stage of development is an industrial park which is currently under construction near the site of the power plants. The report goes on to state those revenue figures could more than double upon full build-out of the Project.


             1010 Power Plant Dr. Reno, Nevada 89511 (702) 852-2079
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Reno Energy Proposal 07/15/96


Presently Reno Energy is preparing an application to the Nevada Public Service Commission for the appropriate operating permits. Additionally, we are submitting an application through the State of Nevada for what could be up to a $5 million grant which is presently being solicited by the Department of Energy for the purpose of promoting geothermal development in the state.
The deadline for its submittal is August 31, 1996.

I have attached a proposal which would allow NRG to participate in the Project. It is important to us that if we have an early development partner in the Project that this partner must make binding commitments now to enjoy the return of their early investment risk. Accordingly. I respectfully submit the enclosed proposal for your review. Please call me at (801) 268-4444 extension 3015 or (801) 598-1932 when you have had an opportunity to review my proposal.


Very truly yours,
Reno Energy, LLC
ART, LLC

/s/ Ron Burch

Ron Burch
President

REB:11

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Reno Energy Proposal 07/15/96



                                   TERM SHEET



Reno Energy would agree to borrow the sum of $300,000 (the "Loan") from NRG based upon the following terms and conditions. As additional consideration for the Loan, Reno Energy would arrange make available up to fifty-percent (50%) of the member ownership interest of Reno Energy for its sale and purchase by NRG.

I.   LOAN TERMS:
---------------------

     Amount:  $300,000.00

     Interest Rate:  9% simple

     Term:  3 years

     1st Payment Due: 1st payment due 3 months after proceeds delivered to Reno Energy

     Remaining Payments: Equally every three months thereafter until paid in full

     Early payment:  Loan may be paid off at anytime with no prepayment penalty

     Guarantor:  Reno Energy, LLC

II.  ADDITIONAL CONSIDERATION
-----------------------------


As additional consideration for NRG making the Loan under the terms of this proposal ART, LLC, the 100% owner of Reno Energy's member ownership interest, has tentatively agreed that NRG would be granted:

    A. a right of first refusal to purchase up to fifty percent (50%) of the member ownership interest of Reno Energy provided that NRG exercises this right by responding in writing to the submittal of a bonafide offer within 5 business days of its receipt of a Notice of Offer by Reno Energy. This right of first refusal would be in force for as long as the Loan has an outstanding balance.

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   B.  a right to purchase fifty-percent (50%) of the member ownership interest of Reno Energy ("Right to Purchase") under the following terms and conditions:

    1. The purchase price would be $1 million if this amount is paid in full no latter than 90 days after the signing of the Loan Documents (hereinafter defined). All terms, conditions and documentation of such purchase must be completed to the reasonable satisfaction of the parties and the money transferred to ART, LLC by the 90th day for this purchase price to be applicable.

    2. By the end of the 90th day, NRG may extend its Right to Purchase for an additional 60 days for a cash payment to ART, LLC of $100,000 ("Extension Cash
Payment").   Once this cash payment is received by ART, LLC fifty-percent (50%)
of the interest of Reno Energy may be purchased by NRG for the price of $1.2 million provided that the price is paid in full to ART, LLC no later than the 150 days after the execution of the Loan Documents. Should the 60 day extension expire without NRG making full payment to ART, LLC of the $1.2 million the $100,000 Extension Cash Payment will immediately become non-refundable, all purchase options provided for by this agreement, other than the right of first refusal as described in II A, shall be withdrawn and become null and void and no further purchase options will be made available.

    3. (a) In the event NRG exercises its right to purchase a 50% member ownership interest under paragraph (B. 1 or 2) above, the interest so purchased by NRG shall be considered a Class B interest, with the 50% interest retained by FWC being considered Class A interest. The Class A interest shall, for five years after the project is in operation, have a 20% preference on net distribution as long as the project meets projected net distribution cash flow as per Page 2 of the Pro-Forma of $321,977, $730,644, $1,344,250, $2,564,183,
and $4,895,866 in years 1998 through 2002 respectively (first five years of full operation). If the project does not meet projected income in any of the first five years, the preference will be adjusted downwards as a percentage for the income not met.

       For example, if the projected net income for Year 3 has been set at $1,344,250, and that figure is met, the distribution would be as follows:

        ---- $268,850 as the preference to Class A.
        ---- $537,700 to Class A.
        ---- $537,700 to Class B.

       If the net income in Year 3 has been projected for $1,344,250, and the net income is only half, or $672,125, then the preference would be downwards by the percentage (50%) not met, or adjusted to 10% for that year. The distribution would be:

        ---- $ 67,212 as the preferred to Class A
        ---- $302,456 to Class A
        ---- $302,456 to Class B

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Reno Energy Proposal 07/15/96



    (b). After the fifth year, the preference shall cease to exist, and the liquidation value and income distribution shall be a full 50% each to Class A and Class B interest holders.

    (c). For the first five years, the Class A interest shall have a 20% preference on sale or exchange of the project, lease and income preference distribution received during the period.

For example, if, in the third year, the entire project is sold for ten time earnings (assuming the earnings are then at $1,344,250) or $13,442,500, then the distribution on the sale would be as follow:

        ---- $2,688,500 to Class A as the preference less prior income preference
        ---- $5,377,000 to Class A
        ---- $5,377,000 to Class B

Again, after the fifth year, the preference disappears.

     4.  It is understood and agreed that NRG will grant to U.S.
Envirosystems, Inc. ("USE") an option for five years to exchange its Class B interest for USE shares at fair market value. The preference stated in paragraph 3 (c) above would not apply to that exchange unless the Class A interest holders also exchanged their interest so that 100% of the project were so sold. Similarly, if the Class A interest holders sold or exchanged their interest with another third party, and the Class B interest holders did not participate, the 20% preference on sale or exchange would not apply, although the 20% preference on income would apply for any of the remaining five years.

     C.  Arrange project financing for Reno Energy through a major
national banking firm.   NRG will be entitled to a fee of one-percent (1%) of
the amount raised through the investment banking firm's financing. Such amount to be paid contemporaneously with the closing of the financing and shall be considered a condition of closing. The right to perform this service expires 2 years from the date of the Loan document.

III. OTHER TERMS AND CONDITIONS
-------------------------------


     A. NRG agrees to fund fifty-percent (50%) of any future Project related development costs which exceed the amount of $250,000. Reno Energy will provide NRG with a budget for its approval prior to exceeding the $250,000, such approval shall not be unreasonably withheld. It is understood that Reno Energy will repay ART, LLC $50,000 for prior development cost which they advanced.

     B. Reno Energy has the irrevocable right to withdraw and terminate this offer if the Loan is not funded by July 31, 1996. Please be advised that Reno Energy will not be liable for any

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Reno Energy Proposal 07/15/96

 claim to damage which NRG or its owners, employees or agents could bring due to the good faith withdraw and termination of this offer.



     C. This proposal is intended to set forth the general terms and conditions for the Loan which would be acceptable to Reno Energy. It is understood that definitive documents (the "Loan Documents") including but not limited to, operating agreements for Reno Energy and NRG, a purchase agreement between ART, LLC and NRG, and a loan agreement will be required to be executed. Reno Energy and ART LLC agree that they will not seek, solicit, or entertain any other offers, in regard to the terms of this document, prior to July 31, 1996.

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